June 2, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. James T. Tuttle
Vice President Finance
700 East Bonita Avenue
Pomona, California 91767

Re: Keystone Automotive Industries, Inc.
        Form 10-K for the year ended April 1, 2005
        Forms 10-QSB for the periods ended July 1, 2005,
        September 30, 2005 and December 30, 2005
        Commission file #: 000-28568

Dear Mr. Tuttle:

We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

        Sincerely,

        Linda Cvrkel
        Branch Chief